0
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION [UNAUDITED]	April 30	October 31
(thousands of U.S. dollars, except share amounts)	2012	2011
ASSETS
Current assets
Cash and cash equivalents	$77,800	$74,067
Accounts receivable	26,104	38,999
Notes receivable (Notes 6(b) and 6(c))	9,670	16,061
Inventories (Note 3)	39,632	30,595
Income taxes recoverable	22,527	22,857
Current portion of deferred tax assets	8,910	7,661
Other current assets (Note 4)	11,385	13,842
Assets of discontinued operations	-	936
Total current assets	196,028	205,018

Property, plant and equipment, net	93,104	97,690
Deferred tax assets	70,159	73,237
Long-term investments (Note 5)	1,450	1,473
Other long-term assets (Note 6)	74,205	81,245
Total assets	$434,946	$458,663
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$15,001	$13,661
Accrued liabilities (Note 7)	48,806	52,914
Income taxes payable	10,451	13,607
Current portion of long-term debt (Note 8)	4,244	4,156
Current portion of deferred revenue	1,720	1,820
Liabilities of discontinued operations	-	4,079
Total current liabilities	80,222	90,237

Long-term debt (Note 8)	40,160	40,174
Deferred revenue	2,739	3,855
Other long-term liabilities	38,441	39,619
Total liabilities	161,562	173,885

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 61,980,021 and 62,378,521, respectively; (Note 10)	252,455	254,076
Additional paid-in capital	83,930	83,159
Accumulated deficit	(227,993)	(216,789)
Accumulated other comprehensive income	164,992	164,332
Total shareholders’ equity	273,384	284,778
Total liabilities and shareholders’ equity	$434,946	$458,663

Commitments and contingencies (Note 20)
The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
[UNAUDITED]	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars, except per share amounts)	2012	2011	2012	2011
Revenues	$50,013	$68,258	$103,028	$133,220
Costs and expenses
Direct cost of revenues	24,586	32,961	50,044	62,405
Selling, general and administration	14,581	17,230	30,626	32,192
Depreciation and amortization	5,158	5,565	10,338	11,009
Restructuring (recovery) charges (Note 12)	(5)	843	(653)	535
Change in fair value of embedded derivatives (Note 11)	171	(701)	6,425	(19,316)
Other expenses, net (Note 13)	2,373	4,173	4,811	5,683
Total costs and expenses	46,864	60,071	101,591	92,508
Operating income from continuing operations	3,149	8,187	1,437	40,712
Interest expense	(1,119)	(328)	(2,292)	(1,117)
Interest income	1,495	2,792	3,275	5,269
Equity loss (Note 5(b))	-	-	-	(128)
Income from continuing operations before income taxes	3,525	10,651	2,420	44,736
Income tax expense (Note 14)	304	3,838	86	12,426
Income from continuing operations	3,221	6,813	2,334	32,310
Loss from discontinued operations, net of income taxes	-	(14,291)	-	(18,243)
Net income (loss)	$3,221	$(7,478)	$2,334	$14,067

Basic and diluted earnings (loss) per share (Note 9)
- from continuing operations	$0.05	$0.11	$0.04	$0.49
- from discontinued operations	-	(0.22)	-	(0.28)
Basic and diluted earnings (loss) per share	$0.05	$(0.11)	$0.04	$0.21

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
[UNAUDITED]	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars)	2012	2011	2012	2011
Net income (loss)	$3,221	$(7,478)	$2,334	$14,067
Foreign currency translation	3,649	20,089	946	26,101
Repurchase and cancellation of Common shares	-	(6,295)	(820)	(6,295)
Unrealized (loss) gain on derivatives designated as cash flow hedges, net of tax of $4 (2011 - $nil) and $(65) (2011- $nil), respectively	(38)	-	194	-
Reclassification of realized loss on derivatives designated as cash flow hedges, net of tax of $(113) (2011 - $nil) and $(113) (2011 - $nil), respectively	340	-	340	-
Reclassification of realized foreign currency translation gain on divestitures	-	(4,629)	-	(4,629)
Unrealized (loss) gain on available-for-sale assets, net of tax of $nil (2011 - $10) and $nil (2011 – $(82)), respectively	-	(59)	-	1
Reclassification of realized gain on available-for-sale assets, net of tax of $nil (2011 - $180) and $nil (2011 - $180), respectively	-	(1,512)	-	(1,512)
Pension liability adjustments, net of tax of $nil (2011 - $nil) and $nil (2011 - $nil), respectively	-	1,616	-	1,616
Other comprehensive income	3,951	9,210	660	15,282
Comprehensive income	$7,172	$1,732	$2,994	$29,349

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS [UNAUDITED]	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars)	2012	2011	2012	2011
Operating activities
Net income (loss)	$3,221	$(7,478)	$2,334	$14,067
Loss from discontinued operations, net of income taxes	-	(14,291)	-	(18,243)
Income from continuing operations	3,221	6,813	2,334	32,310
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations (Note 15):
Items not affecting current cash flows	5,928	24,164	13,932	6,538
Changes in operating assets and liabilities	4,695	(15,122)	6,963	(33,446)
Cash provided by operating activities of continuing operations	13,844	15,855	23,229	5,402
Cash used in operating activities of discontinued operations	-	(6,211)	-	(10,226)
Cash provided by (used in) operating activities	13,844	9,644	23,229	(4,824)
Investing activities
Purchase of property, plant and equipment	(2,345)	(818)	(4,656)	(1,702)
Decrease (increase) in restricted cash	166	(483)	466	(1,049)
Proceeds on sale of long term investments	-	1,678	-	1,678
Cash (used in) provided by investing activities of continuing operations	(2,179)	377	(4,190)	(1,073)
Cash used in investing activities of discontinued operations	-	(19,799)	-	(18,411)
Cash used in investing activities	(2,179)	(19,422)	(4,190)	(19,484)
Financing activities
Payment of cash dividends	(6,198)	(6,440)	(12,436)	(6,440)
Repurchase and cancellation of Common shares	-	(31,666)	(3,521)	(32,726)
Cash used in financing activities of continuing operations	(6,198)	(38,106)	(15,957)	(39,166)
Cash used in financing activities of discontinued operations	-	-	-	(1,193)
Cash used in financing activities	(6,198)	(38,106)	(15,957)	(40,359)
Effect of foreign exchange rate changes on cash and cash equivalents	1,167	3,844	651	5,757
Net increase (decrease) in cash and cash equivalents during the period	6,634	(44,040)	3,733	(58,910)
Cash and cash equivalents, beginning of period	71,166	107,932	74,067	122,802
Cash and cash equivalents, end of period	$77,800	$63,892	$77,800	$63,892

The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
[All amounts in thousands of U.S. dollars, except where noted]
[Unaudited]

1.	Basis of Presentation

The unaudited consolidated financial statements of Nordion Inc. (Nordion or the Company) have been prepared in United States (U.S.) dollars, the Company’s reporting currency, and in accordance with U.S. generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application disclosed in the Company’s audited annual consolidated financial statements for the year ended October 31, 2011, except as disclosed in Note 2.

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results may differ from those estimates. In management’s opinion, the unaudited consolidated financial statements contain all normal recurring adjustments necessary for a fair presentation of the interim results reported. The year-end consolidated balance sheet data was derived from audited financial statements, but do not include all of the annual disclosures required by U.S. GAAP. These consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended October 31, 2011.

2.	Changes in Significant Accounting Policies and Recent Accounting Pronouncements
(a) Significant accounting policies
On November 1, 2011, the Company adopted ASU No. 2010-13, “Stock Compensation (Topic 718), Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” (ASU 2010-13), which clarifies that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance or service condition. An entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. The adoption of ASU 2010-13 did not have a significant impact on the Company’s consolidated financial statements.

On November 1, 2011, the Company adopted ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements” (ASU 2010-06), which provides amendments that clarify existing disclosures and requires new disclosures related to fair value measurements. In particular, ASU 2010-06 requires more disaggregated information on each class of assets and liabilities and further disclosures on transfers between levels 1 and 2 and activity in level 3 fair value measurements. The adoption of ASU 2010-06 did not have a significant impact on the Company's consolidated financial statements.

On November 1, 2011, the Company adopted ASU No. 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force)” (ASU 2010-28). ASU 2010-28 addresses how companies should test for goodwill impairment when the book value of a reporting entity is zero or negative.  For reporting units with zero or negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The adoption of ASU 2010-28 did not have a significant impact on the Company's consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement and Disclosures (Topic 820),Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS,” which amends Topic 820, “Fair Value Measurements and Disclosures,” to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 clarifies the application of existing fair value measurement requirements, changes certain principles in Topic 820 and requires additional fair value disclosures. ASU 2011-04 did not have a significant impact on the Company’s consolidated financial statements.

(b)       Recent accounting pronouncements

In December 2011, the FASB issued ASU No. 2011-11, “Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities” which enhances current disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Entities are required to provide both net and gross information for these assets and liabilities in order to facilitate comparability between financial statements prepared on the basis of U.S. GAAP and financial statements prepared on the basis of IFRS. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods and the Company plans to adopt ASU 2011-11 on November 1, 2013.  ASU 2011-11 is not expected to have a significant impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-12, “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” which indefinitely defers the requirement in ASU No. 2011-05 to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. During the deferral period, the existing requirements in U.S. GAAP for the presentation of reclassification adjustments must continue to be followed. ASU 2011-12 is effective for annual reporting periods beginning on or after December 15, 2011 and interim periods within those annual periods and the Company plans to adopt ASU 2011-12 on November 1, 2012.  ASU 2011-12 is not expected to have a significant impact on the Company’s consolidated financial statements.

3.	Inventories
	April 30	October 31
	2012	2011
Raw materials and supplies	$39,538	$31,611
Work-in-process	427	354
Finished goods	1,250	267
	41,215	32,232
Allowance for excess and obsolete inventory	(1,583)	(1,637)
Inventories	$39,632	$30,595

4.	Other Current Assets

As of April 30, 2012, other current assets include embedded derivative and other derivative assets of $6.9 million (October 31, 2011 ― $11.8 million) (Note 11) as well as prepaid expenses and other of $4.5 million (October 31, 2011 ― $2.0 million).

5.	Long-Term Investments
	April 30	October 31
	2012	2011
Investment in Celerion(a)	$1,450	$1,473
Investment in Lumira Capital Corp.(b)	-	-
Long-term investments	$1,450	$1,473

(a) Investment in Celerion, Inc. (Celerion)
On March 5, 2010, as part of the consideration for the sale of MDS Pharma Services Early Stage (Early Stage), Nordion received approximately 15% of the total common stock of Celerion assuming the conversion of all the outstanding preferred stock and issuance and exercise of permitted stock options. The outstanding preferred stock of Celerion are voting, all owned by third parties, convertible into common stock on a 1:1 basis, subject to certain adjustments, and are subordinated to the Note (Note 6(c)). Nordion’s ability to transfer its Celerion equity and the Note is subject to the consent of Celerion, which is controlled by third-party investors who collectively hold a majority of the outstanding Celerion equity and have no restrictions on selling their interests. These third-party investors also have majority representation on the Board of Directors of Celerion. This investment in Celerion is recorded at cost and has a fair value of $1.4 million as of April 30, 2012. The fair value has been determined based on an estimate of the fair value of the business sold using proceeds on sale and a discounted future cash flow model using cost of equity of comparable companies adjusted for risk.

Pursuant to applicable U.S. accounting rules, a business entity may be subject to consolidation if it is determined to be a variable interest entity (VIE) and if the reporting entity is the primary beneficiary. The Company has determined that Celerion is a VIE but Nordion is not the primary beneficiary and, therefore, consolidation is not required. The Company continues to assess any reconsideration events and monitor the status of its relationship with Celerion. The fair value of the Company’s investment in Celerion and the Note (Note 6(c)) is currently estimated to be $14.6 million in aggregate. The Company’s maximum exposure to loss is limited to the carrying value of the Note and its investment in Celerion.

(b) Investment in Lumira Capital Corp. (Lumira)
Long-term investments include an investment in Lumira, an investment fund management company, which has long-term investments in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. Nordion does not have any significant involvement in the day-to-day operations of Lumira other than to obtain its share of earnings and losses. During the first half of fiscal 2012, the Company reported equity loss of $nil (2011 ― $0.1 million) from the investment in Lumira. The Company’s exposure to losses is limited to its investment of $nil (October 31, 2011 ― $nil).

6.	Other Long-Term Assets
	April 30	October 31
	2012	2011
Restricted cash(a)	$5,381	$5,847
Financial instrument pledged as security on long-term debt(b)	39,916	40,048
Long-term note receivable(c)	13,165	20,721
Pension assets	11,096	9,748
Goodwill	2,554	2,532
Other(d)	2,093	2,349
Other long-term assets	$74,205	$81,245

(a)      Restricted cash
As of April 30, 2012, restricted cash of $5.4 million (October 31, 2011 ― $5.8 million) is related to funds for insurance liabilities.

(b)      Financial instrument pledged as security on long-term debt
The financial instrument pledged as security on long-term debt is classified as held to maturity and is not readily tradable as it defeases the long-term debt from the Government of Canada related to the construction of the MAPLE Facilities (Note 8). The effective annual interest rate is 7.02% and it is repayable semi-annually over 15 years commencing October 2, 2000. The carrying value as of April 30, 2012 is $44.0 million (October 31, 2011 ― $44.1 million), of which $4.1 million (October 31, 2011 ― $4.1 million) is included in notes receivable in the consolidated statements of financial position. As of April 30, 2012, the fair value is $50.6 million (October 31, 2011 ― $51.7 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable.

(c)       Long-term note receivable

Atomic Energy of Canada Limited (AECL)
In fiscal 2006, as a result of a comprehensive mediation process that resulted in an exchange of assets between the Company and AECL related to the MAPLE Facilities, a long-term note receivable of $38.0 million after discounting, was received by the Company. This non-interest bearing note receivable is repayable monthly over four years commencing November 1, 2008. The long-term note receivable is net of an unamortized discount based on an imputed interest rate of 4.45%. The carrying value of the long-term note receivable as of April 30, 2012 is $5.6 million (October 31, 2011 ― $12.0 million), of which the entire $5.6 million (October 31, 2011 ― $12.0 million) is included in notes receivable in the consolidated statements of financial position. As of April 30, 2012, the fair value is $6.7 million (October 31, 2011 ― $13.3 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable. All scheduled monthly payments due have been received.

Celerion
On March 5, 2010, as part of the consideration for the sale of Early Stage, the Company received a note receivable with a principal amount of $25.0 million issued by Celerion, which has a five-year term and bears interest at 4% per annum (the Note). Celerion can elect to add the interest to the principal amount of the Note. The Note is partially secured with a second-lien interest in certain real estate of Celerion. As part of the sale of Early Stage, the Company also signed a transition services agreement (TSA) that allowed Celerion to pay for the first three months of TSA services, to a maximum of $1.8 million, by increasing the principal amount of the Note.

In the first quarter of fiscal 2012, Celerion offered to make an early payment to Nordion of $6.5 million in cash to reduce the unsecured portion of the Note principal amount by $12.5 million that would have otherwise been due in 2015, to facilitate a change in Celerion’s capital structure related to its strategic initiative. Effective January 2, 2012, the Company accepted the offer from Celerion and amended the Note reflecting a reduction in the principal amount of the Note by $12.5 million in the face value, or $8.9 million in the carrying value, for a $6.5 million cash payment received.  As a result, the Company recorded a loss of $2.4 million in the first quarter of fiscal 2012 (Note 13).

Other than restating the principal amount for the immediate cash payment, all other terms and conditions of the Note remained effectively the same. The Company identified this transaction as an impairment indicator and assessed whether an other-than-temporary impairment of the Note has occurred. As the transaction did not represent an adverse change in the cash flow of the remaining Note amount, the Company determined no other-than-temporary impairment of the Note occurred as of January 31, 2012. During the second quarter of fiscal 2012, the Company did not identify any impairment indicator for the Note.

The carrying value of the Note, including interest and accretion as of April 30, 2012 is $13.2 million (October 31, 2011 – $20.7 million). The fair value of the Note as of April 30, 2012 is $13.2 million, which includes $4.8 million of accreted interest. The fair value has been determined based on discounted cash flows using market rates for secured debt and cost of equity of comparable companies adjusted for risk and any increase in principal amount related to the TSA and interest payments. The current face value of the Note including TSA services and interest is $16.5 million. The Note is being accreted up to its face value using an effective interest rate of 8% for secured cash flows and 28% for unsecured cash flows.

(d)	Other
Includes the long-term portion of the TheraSphere® clinical trials’ prepayment, the deferred charges relating to the credit facility (Note 8) and other long-term receivables and assets.

7.	Accrued Liabilities
	April 30	October 31
	2012	2011
Employee-related accruals	$4,571	$6,716
FDA provision(a)	8,341	8,325
Captive insurance liability	3,020	4,492
AECL revenue share and waste disposal	1,928	3,004
Restructuring provision (Note 12)	999	4,004
Other(b)	29,947	26,373
Accrued liabilities	$48,806	$52,914

(a)      The FDA provision was established in fiscal 2007 to address certain U.S. Food and Drug Administration (FDA) issues related to the Company’s discontinued bioanalytical operations in its Montreal, Canada, facilities. Although the bioanalytical operations were part of MDS Pharma Services, Nordion has retained this potential liability following the sale of Early Stage. The Company may, where appropriate, reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. Management regularly updates its analysis of this critical estimate based on all currently available information. Based on this analysis, the Company recorded payments of $nil (2011 ― $0.2 million) and $nil (2011 - $0.4 million) for the three and six months ended April 30, 2012, respectively. As of April 30, 2012, management believes that the remaining provision of $8.3 million (October 31, 2011 ― $8.3 million) is sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs. Included in this potential liability are amounts for two legal claims the Company has been served with related to repeat study costs (Note 21).

(b)      Other includes a $9.5 million settlement accrual recorded for the arbitration with Life Technologies Corporation as a result of the ruling that occurred in July 2011. Other also includes derivative liabilities, royalties and various miscellaneous payables.

8.	Long-Term Debt
		April 30	October 31
	Maturity	2012	2011
Total long-term debt	2012 to 2015	$44,404	$44,330
Current portion of long-term debt		(4,244)	(4,156)
Long-term debt		$40,160	$40,174

As of April 30, 2012, debt includes a non-interest-bearing Canadian government loan with a carrying value of $44.0 million (October 31, 2011 ― $44.1 million) discounted at an effective interest rate of 7.02% and repayable at C$4.0 million (US$4.0 million) per year with the remaining balance due April 1, 2015.  The fair value of this financial instrument is $50.7 million (October 31, 2011 ― $52.1 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the related receivable. A long-term financial instrument has been pledged as full security for the repayment of this debt (Note 6(b)).

Effective June 3, 2011, the Company entered into a $75.0 million unsecured senior revolving three year committed credit facility with the Toronto Dominion Bank (TD) and a select group of other financial institutions for general corporate purposes. The loan agreement includes customary positive, negative and financial covenants. Under the credit facility, the Company is able to borrow Canadian and U.S. dollars by the way of Canadian dollar prime rate loans, U.S. dollar base rate loans, U.S. dollar LIBOR loans, the issuance of Canadian dollar banker’s acceptances and letters of credit in Canadian and U.S. dollars. The credit facility is payable in full in three years from the closing date; however, the term of the credit facility may be extended on mutual agreement of the lenders for successive subsequent periods. As of April 30, 2012, no amounts were drawn and outstanding, except for $24.1 million (October 31, 2011 - $19.7 million) of the outstanding letters of credit issued under this credit facility.

9.	Earnings (Loss) Per Share

The following table illustrates the reconciliation of the denominator in the computations of the basic and diluted earnings (loss) per share:

	Three months ended April 30		Six months ended April 30
(number of shares in thousands)	2012	2011	2012	2011
Weighted average number of Common shares outstanding – basic	61,980	64,552	62,113	65,843
Impact of stock options assumed exercised	1	162	1	154
Weighted average number of Common shares outstanding – diluted	61,981	64,714	62,114	65,997
Basic and diluted earnings per share from continuing operations	$0.05	$0.11	$0.04	$0.49
Basic and diluted loss per share from discontinued operations	-	(0.22)	-	(0.28)
Basic and diluted earnings (loss) per share	$0.05	$(0.11)	$0.04	$0.21

10.	Share Capital

As of April 30, 2012 the authorized share capital of the Company consists of unlimited Common shares. The Common shares are voting and are entitled to dividends if and when declared by the Company’s Board of Directors.

Summary of share capital
	Common Shares
(number of shares in thousands)	Number	Amount
Balance as of October 31, 2011	62,378	$254,076
Repurchased and cancelled	(398)	(1,621)
Balance as of April 30, 2012	61,980	$252,455

During the first quarter of fiscal 2012, the Company repurchased and cancelled 398,500 common shares for a total cost of $3.5 million under the 2011 normal course issuer bid (NCIB). The Company repurchased 5,258,632 shares cumulatively under the 2011 NCIB, which expired on January 25, 2012.

On January 31, 2012, the Company announced a 2012 NCIB, which was authorized by the Toronto Stock Exchange (TSX) to purchase for cancellation up to 3,105,901 Common shares. During the second quarter of fiscal 2012, the Company did not repurchase any of its shares under the 2012 NCIB.

In December 2011 and March 2012, the Company declared quarterly dividends at $0.10 per share, which were paid on January 3 and April 5, 2012 each in the amount of $6.2 million to the Company’s shareholders of record on December 23, 2011 and March 21, 2012, respectively.

11.	Financial Instruments and Financial Risk

Derivative instruments
The Company uses foreign currency forward exchange contracts to manage its foreign exchange risk.  The Company enters into foreign exchange contracts to hedge anticipated U.S. dollar denominated sales that are expected to occur over its planning cycle, typically no more than 12 months into the future.  If the derivative is designated as a cash flow hedge, the effective portions of the hedge gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into revenues when the hedged exposure affects earnings.  Any ineffective portions of related gain or loss is recorded in earnings immediately.  The Company also uses short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances which have not been designated as hedges.  Derivatives not designated as hedges are recorded at fair value on the consolidated statement of financial position, with any changes in the mark to market being recorded in the consolidated statement of operations.
The Company has identified embedded derivatives in certain of its supply contracts as a result of the currency of the contract being different from the functional currency of the parties involved.  Changes in the fair value of the embedded derivatives are recognized in the consolidated statements of operations.

The following table provides the fair value of all Company derivative instruments:
	April 30	October 31
	2012	2011
	Fair Value	Fair Value
Assets
Embedded derivatives(a)	$6,039	$11,584
Foreign currency forward contracts under cash flow hedges(b)	$768	$88
Foreign currency forward contracts not under hedging relationships(c)	$85	$183
Liabilities
Embedded derivatives(a)	$1,249	$370
Foreign currency forward contracts under cash flow hedges(b)	$-	$57
Foreign currency forward contracts not under hedging relationships(c)	$86	$148
(a) As of April 30, 2012 and October 31, 2011, total notional amounts for the Company’s certain supply contracts identified for embedded derivatives were approximately over $200 million and $300 million, respectively.
(b) As of April 30, 2012 and October 31, 2011, total notional amounts for the Company’s foreign currency forward contracts under cash flow hedges were approximately over $28 million and $36 million, respectively.
(c) As of April 30, 2012 and October 31, 2011, total notional amounts for the Company’s foreign currency forward contracts not under hedging relationships were over $5 million and $13 million, respectively.

The following table summarizes the activities of the Company’s derivative instruments:
	Three months ended April 30		Six months ended April 30
	2012	2011	2012	2011
Realized (gain) loss on foreign currency forward contracts under cash flow hedges	$(43)	$-	$453	$-
Unrealized (loss) gain on foreign currency forward contracts under cash flow hedges	$(42)	$-	$259	$-
Realized (gain) loss on foreign currency forward contracts not under cash flow hedges	$-	$-	$(275)	$-
Unrealized (loss) gain on foreign currency forward contracts not under cash flow hedges	$(298)	$-	$(286)	$-
Unrealized (loss) gain on embedded derivatives recorded in change in fair value of embedded derivatives	$(171)	$701	$(6,425)	$19,316

Credit risk
Certain of the Company’s financial assets, including cash and cash equivalents, are exposed to credit risk. The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations. Such investments are limited to those issuers carrying an investment-grade credit rating.  In addition, the Company limits the amount that is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers. As of April 30, 2012, accounts receivable is net of an allowance for uncollectible accounts of $0.2 million (October 31, 2011 ― $0.2 million).

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations to the Company. The Company is exposed to credit risk in the event of non-performance, but does not anticipate non-performance by any of the counterparties to its financial instruments.  The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality.  In the event of non-performance by counterparty, the carrying value of the Company’s financial instruments represents the maximum amount of loss that would be incurred.

Valuation methods and assumptions for fair value measurements
Cash and cash equivalents, accounts receivable, notes receivable, income taxes recoverable, accounts payable, accrued liabilities, and income taxes payable have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Fair value hierarchy
The fair value of the Company’s financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined by reference to quoted market prices for the same financial instrument in an active market (Level 1). If Level 1 fair values are not available, the Company uses quoted prices for identical or similar instruments in markets which are non-active, inputs other than quoted prices that are observable and derived from or corroborated by observable market data such as quoted prices, interest rates, and yield curves (Level 2), or valuation techniques in which one or more significant inputs are unobservable (Level 3).

The following table discloses the Company’s financial assets and liabilities measured at fair value on a recurring basis:
			As of April 30, 2012
Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$100	$-	$-	$100
Derivative assets (Note 4)	$-	$853	$6,039	$6,892
Derivative liabilities (Note 7(b))	$-	$1,335	$-	$1,335

			As of October 31, 2011
Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$100	$-	$-	$100
Derivative assets (Note 4)	$-	$446	$11,409	$11,855
Derivative liabilities (Note 7(b))	$-	$575	$-	$575

The following table presents the changes in the Level 3 fair value category:
				Three months ended April 30, 2012
Description	As of January 31 2012	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3	As of April 30 2012
		Earnings	Other
Derivative assets (Note 4)	$6,390	$-	$(351)	$-	$-	$6,039

				Three months ended April 30, 2011
Description	As of January 31 2011	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3	As of April 30 2011
		Earnings	Other
Derivative assets (Note 4)	$27,306	$-	$(2,817)	$-	$-	$24,489

				Six months ended April 30, 2012
Description	As of October 31 2011	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3	As of April 30 2012
		Earnings	Other
Derivative assets (Note 4)	$11,409	$-	$(5,370)	$-	$-	$6,039

				Six months ended April 30, 2011
Description	As of October 31 2010	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3	As of April 30 2011
		Earnings	Other
Derivative assets (Note 4)	$10,514	$-	$13,975	$-	$-	$24,489

12.	Restructuring (Recovery) Charges

During the first quarter of fiscal 2012, the Company signed a lease termination agreement and paid a $2.5 million (C$2.5 million) early termination penalty for approximately 70% of its former Toronto office space. As a result, during the six months ended April 30, 2012 the Company recorded a $0.7 million net recovery in the first quarter of fiscal 2012.

As of April 30, 2012, the restructuring provision of $1.7 million (October 31, 2011 ― $7.6 million) is included in accrued liabilities (Note 7) and other long-term liabilities in the consolidated statements of financial position. The majority of the remaining restructuring provisions relate to future rental payments related to the Company’s remaining Toronto office space, which may extend over 2 years.

The table below provides an analysis of the Company’s restructuring activities related to its continuing operations until April 30, 2012.
Expenses					Cumulative Activities		Balance as of April 30
	2012	2011	2010	Total	Cash	Non-Cash	2012
Workforce reductions	$36	$1,217	$42,161	$43,414	$(42,042)	$(1,020)	$352
Contract cancellation (recovery) charges	(689)	375	7,175	6,861	(6,779)	1,234	1,316
Other	-	-	13,195	13,195	(13,181)	(14)	-
Restructuring (recovery) charges	$(653)	$1,592	$62,531	$63,470	$(62,002)	$200	$1,668

13.	Other Expenses, Net
	Three months ended April 30		Six months ended April 30
	2012	2011	2012	2011
Research and development	$1,563	$967	$2,988	$2,029
Gain on sale of investment	-	(1,691)	-	(1,691)
Foreign exchange loss (gain)	803	4,499	(466)	5,682
Other(a)	7	398	2,289	(337)
Other expenses, net	$2,373	$4,173	$4,811	$5,683
(a) Included in Other is a loss on the Celerion note receivable of $2.4 million for the six months ended April 30, 2012 (Note 6(c)).

14.	Income Taxes

The annual effective tax rate is based upon the facts and circumstances known at each interim period. On a quarterly basis, the estimated annual effective tax rate is revised as appropriate based upon changed facts and circumstances, if any, as compared to those forecasted at the beginning of the fiscal year and each interim period thereafter.

For the three and six months ended April 30, 2012, the Company recognized tax expense of $0.3 million (2011 – $3.8 million)  and $0.1 million (2011 - $12.4 million) million on pre-tax income from continuing operations of $3.5 million (2011 – $10.7 million) and $2.4 million (2011 - $44.7 million), respectively, which represents an effective tax rate of 8.6% (2011 – 36.0%) and 3.6% (2011 – 27.8%). The tax expense and related effective tax rate on continuing operations was determined by applying an estimated annual effective tax rate of 25.7% to pre-tax income and then recognizing various discrete tax items. Discrete tax items primarily include adjustments for the differential between the current and deferred tax rate of 0.6% on the change in fair value of embedded derivatives offset by adjustments to the reserves for uncertain tax positions and other adjustments.

15.  Supplementary Cash Flow Information

Items not affecting cash flows comprise the following:
	Three months ended April 30		Six months ended April 30
	2012	2011	2012	2011
Depreciation and amortization	$5,158	$5,565	$10,338	$11,009
Stock option compensation	392	257	771	508
Loss on Celerion note receivable	-	-	2,411	-
Deferred income taxes	(8,345)	(4,214)	(8,390)	3,967
Equity loss, including cash distribution of $nil (2011 - $951) and $nil (2011 - $951), respectively	-	951	-	1,079
Change in fair value of embedded derivatives	171	(701)	6,425	(19,316)
Foreign currency transactional loss	7,248	3,030	3,667	1,077
Other including foreign currency translation adjustments	1,304	19,276	(1,290)	8,214
	$5,928	$24,164	$13,932	$6,538

Changes in operating assets and liabilities comprise the following:
	Three months ended April 30		Six months ended April 30
	2012	2011	2012	2011
Accounts receivable	$6,586	$4,508	$13,235	$9,001
Inventories	(6,389)	(6,907)	(9,037)	(15,043)
Other current assets and long term assets	2,425	2,914	9,351	1,285
Accounts payable and accrued liabilities	(30)	(6,810)	(7,906)	(20,931)
Income taxes	2,383	(4,395)	4,730	(3,538)
Deferred income and other long-term obligations	(280)	(4,432)	(3,410)	(4,220)
	$4,695	$(15,122)	$6,963	$(33,446)

16.	Stock-Based Compensation

Stock option plan
Stock-based compensation expense related to the Company’s stock option plan for the three and six months ended April 30, 2012 is $0.4 million (2011 - $0.2 million) and $0.8 million (2011 ― $0.5 million), respectively, which is included in selling, general and administration expenses in “Income from continuing operations”.

Deferred share units (DSU)
During the three and six months ended April 30, 2012, the Company granted 73,399 (2011 – 71,957) and 84,144 (2011 – 152,165) DSU, respectively. DSU vest immediately or 100% after three years from the grant date. Vesting is time based and not dependent on a performance measure. Vested DSU are payable upon termination of employment and will be settled in cash or share units equal to the number of vested units multiplied by the five-day average closing TSX share price up to and including the termination date.

DSU granted are accompanied by dividend equivalents rights that will be payable in cash upon settlement of the DSU. During the six months ended April 30, 2012, the Company recorded 9,791 (2011 – 2,871) DSU per dividend equivalent.

The Company records compensation expense and the corresponding liability each period based on vested units and changes in the market price of Common shares. The DSU expense for the three and six months April 30, 2012 is $0.1 million (2011 - $0.7 million) and $0.8 million (2011 ― $0.8 million), respectively, which is included in selling, general and administration expenses in “Income from continuing operations”.

Restricted share units (RSU)
During the three and six months ended April 30, 2012, the Company granted nil (2011 – nil) and 184,472  (2011 – nil) RSU, respectively, which vest 100% after three years from the grant date. Vesting is time based and not dependent on a performance measure. Vested RSU are settled in cash equal to the number of vested units multiplied by the five-day average closing TSX share price up to and including the vesting date. RSU granted are accompanied by dividend equivalents rights that will be payable in cash upon settlement of the RSU. During the six months ended April 30, 2012, the Company recorded 1,953 (2011 – nil) RSU per dividend equivalent.

The Company records compensation expense and the corresponding liability over the vesting period of the RSU adjusted for any fair value changes at each reporting date. The RSU expense for the three and six months April 30, 2012 is $0.2 million (2011 - $nil) and $0.2 million (2011 ― $nil), respectively, which is included in selling, general and administration expenses in “Income from continuing operations”.

Performance share units (PSU)
During the three and six months ended April 30, 2012, the Company granted nil (2011 – nil) and 122,828 (2011 – nil) PSU, respectively, which vest based upon the achievement of certain performance goals and other criteria over the vesting period by October 31, 2013. Vested PSU are settled in cash equal to the number of vested units multiplied by the five-day average closing TSX share price up to and including the vesting date. PSU granted are accompanied by dividend equivalents rights that will be payable in cash upon settlement of the PSU. During the six months ended April 30, 2012, the Company recorded 1,301 (2011 – nil) PSU per dividend equivalent. The Company has not recorded any compensation expense and liability relating to PSU as of April 30, 2012.

Other mid-term incentive plan (MTIP)
The MTIP expense (income) related to the fully vested DSU granted under the Company’s original 2006 Plan (2006 MTIP) for the three and six months ended April 30, 2012 is $(0.1) million (2011 - $nil) and $nil (2011 ― $(0.1) million), respectively, which is included in selling, general and administration expenses in “Income from continuing operations”. The 2006 MTIP is accompanied by dividend equivalents rights that will be payable in cash upon settlement of the plan. During the six months ended April 30, 2012, the Company recorded 657 (2011 – 476) MTIP units per dividend equivalent.

17.	Accumulated Other Comprehensive Income
	April 30	October 31
	2012	2011
Accumulated other comprehensive income, net of income taxes, beginning of period	$164,332	$174,360
Foreign currency translation gain	946	10,959
Repurchase and cancellation of Common shares	(820)	(10,759)
Unrealized gain on derivatives designated as cash flow hedges, net of tax of $(65) and $(14), respectively	194	41
Reclassification of realized loss on derivatives designated as cash flow hedge, net of tax of $(113)	340	-
Reclassification of realized foreign currency translation gain on divestitures	-	(4,629)
Unrealized gain on available-for-sale assets, net of tax of $nil and $(82), respectively	-	1
Reclassification of realized gain on available-for-sale assets, net of tax of $nil and $180, respectively	-	(1,512)
Pension liability adjustments, net of tax of $nil and $1,544, respectively	-	(4,129)
Accumulated other comprehensive income, net of income taxes, end of period	$164,992	$164,332

18.	Employee Benefits

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.

Defined benefit pension plans
All plans are funded and the Company uses an October 31st measurement date for its plans. The components of net periodic pension cost (income) for these plans are as follows:
	Three months ended April 30		Six months ended April 30
	2012	2011	2012	2011
Service cost	$708	$688	$1,398	$1,356
Interest cost	3,234	3,189	6,393	6,286
Expected return on plan assets	(3,890)	(4,238)	(7,690)	(8,354)
Recognized actuarial loss	31	64	63	129
Net periodic benefit cost (income)	$83	$(297)	$164	$(583)

The most recent actuarial valuation for the Nordion pension plan for funding purposes was as of January 1, 2011. Based on this actuarial valuation, the Company expects funding requirements of approximately $11 million, including approximately $3 million of current service cost contributions, in each of the next five years to fund the solvency deficit. This is primarily a result of a decline in real interest rates although asset values have increased. The actual funding requirements over the five-year period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions.
Other benefit plans
Other benefit plans include a supplemental retirement arrangement, a retirement/termination allowance and post-retirement benefit plans, which include contributory health and dental care benefits and contributory life insurance coverage. All non-pension post-employment benefit plans are unfunded.

The cost of other post-employment benefit plans is $0.1 million (2011 - $0.2 million) and $0.3 million (2011 - $0.4 million) for the three and six months ended April 30, 2012, respectively.

19.	Segmented Information

Nordion operates as a global life sciences company with three business segments: Targeted Therapies, Sterilization Technologies and Medical Isotopes. These segments are organized predominantly around the products and services provided to customers identified for the businesses.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant inter-segment transactions. Segmented earnings are computed by accumulating the segment’s operating income, interest costs, other expenses and foreign exchange translations. The corporate segment results include the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments, as well as certain other costs and income items that do not pertain to a business segment. Management does not track or allocate assets on a business segment basis.  Accordingly, assets and additions to assets are not disclosed on a business segment basis in the following financial information.  Related expenses, such as depreciation, are allocated to each segment and reported appropriately herein.

The information presented below is for continuing operations.
				Three months ended April 30, 2012
	Targeted Therapies	Sterilization Technologies	Medical Isotopes	Corporate and Other	Total
Revenues	$14,382	$14,842	$20,789	$-	$50,013
Direct cost of revenues	5,345	7,833	11,408	-	24,586
Selling, general and administration(a)	4,351	3,446	2,761	2,082	12,640
Other expense, net	1,578	59	3	733	2,373
Segment earnings (loss)	$3,108	$3,504	$6,617	$(2,815)	$10,414
Depreciation and amortization	2,113	1,516	1,529	-	5,158
Restructuring recovery, net					(5)
AECL arbitration and legal costs					1,941
Change in fair value of embedded derivatives					171
Operating income from continuing operations					$3,149
(a)	excludes AECL arbitration and legal costs of $1.9 million

			Three months ended April 30, 2011
	Targeted Therapies	Sterilization Technologies	Medical Isotopes	Corporate and Other	Total
Revenues	$15,359	$25,325	$27,574	$-	$68,258
Direct cost of revenues	6,881	11,913	14,167	-	32,961
Selling, general and administration(a)	3,949	3,597	3,570	3,141	14,257
Other expense, net(b)	979	130	99	4,656	5,864
Segment earnings (loss)	$3,550	$9,685	$9,738	$(7,797)	$15,176
Depreciation and amortization	2,198	1,542	1,814	11	5,565
Gain on sale of investment					(1,691)
Restructuring charges, net					843
AECL arbitration and legal costs					2,973
Change in fair value of embedded derivatives					(701)
Operating income from continuing operations					$8,187
(a)	excludes AECL arbitration and legal costs of $3.0 million
(b)	excludes gain on sale of investment of $1.7 million

				Six months ended April 30, 2012
	Targeted Therapies	Sterilization Technologies	Medical Isotopes	Corporate and Other	Total
Revenues	$27,221	$30,978	$44,829	$-	$103,028
Direct cost of revenues	10,542	15,834	23,668	-	50,044
Selling, general and administration(a)	8,616	7,096	5,817	5,278	26,807
Other expense (income), net(b)	2,918	90	(60)	(548)	2,400
Segment earnings (loss)	$5,145	$7,958	$15,404	$(4,730)	$23,777
Depreciation and amortization	4,350	3,009	2,979	-	10,338
Restructuring recovery, net					(653)
AECL arbitration and legal costs					3,819
Loss on Celerion note receivable					2,411
Change in fair value of embedded derivatives					6,425
Operating income from continuing operations					$1,437
(a)            excludes AECL arbitration and legal costs of $3.8 million
(b)            excludes loss on Celerion note receivable of $2.4 million

			Six months ended April 30, 2011
	Targeted Therapies	Sterilization Technologies	Medical Isotopes	Corporate and Other	Total
Revenues	$32,164	$44,075	$56,981	$-	$133,220
Direct cost of revenues	14,495	20,570	27,340	-	62,405
Selling, general and administration(a)	7,273	6,843	7,250	4,247	25,613
Other expense, net(b)	2,074	313	243	4,744	7,374
Segment earnings (loss)	$8,322	$16,349	$22,148	$(8,991)	$37,828
Depreciation and amortization	4,164	3,165	3,642	38	11,009
Gain on sale of investment					(1,691)
Restructuring charges, net					535
AECL arbitration and legal costs					6,579
Change in fair value of embedded derivatives					(19,316)
Operating income from continuing operations					$40,712
(a) excludes AECL arbitration and legal costs of $6.6 million
(b) excludes gain on sale of investment of $1.7 million

20.	Commitments and Contingencies

Retained liabilities related to Early Stage
Subsequent to the sale of Early Stage, Nordion has retained litigation claims and other costs associated with the U.S. FDA’s review of the Company’s bioanalytical operations (Note 7(a)) and certain other contingent liabilities in Montreal, Canada. Nordion has also retained certain liabilities related to pre-closing matters, a defined benefit pension plan for certain U.S. employees, and lease obligations for two office locations in King of Prussia, Pennsylvania and Bothell, Washington. The cost of future lease payments offset by expected sublease revenue, where applicable, is estimated at approximately $1.2 million which is included in accrued liabilities (Note 7) and other long-term liabilities.

21.	Litigation

During fiscal 2009, the Company was served with a Complaint related to repeat study and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out by the Company’s former MDS Pharma Services business unit at the Montreal, Canada facility from January 1, 2000, to December 31, 2004. The Company maintains reserves in respect of repeat study costs as well as errors and omissions insurance. Nordion has assessed this claim and has accrued amounts related to the direct costs associated with the repeat study costs in the FDA provision (Note 7(a)). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. The Company has filed an Answer and intends to vigorously defend this action.

During fiscal 2009, the Company was served with a Statement of Claim related to repeat study and mitigation costs of $5.1 million (C$5 million) and loss of profit of $30.4 million (C$30 million). This action relates to certain bioequivalence studies carried out by the Company’s former MDS Pharma Services business unit at the Montreal, Canada facility from January 1, 2000, to December 31, 2004. The Company maintains reserves in respect of repeat study costs as well as errors and omissions insurance. Nordion has assessed this claim and has accrued amounts related to the direct costs associated with the repeat study costs in the FDA provision (Note 7(a)). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. The Company has filed a Statement of Defence and intends to vigorously defend this action.

The Company is involved in an arbitration related to the MAPLE Facilities and an associated lawsuit with AECL and the Government of Canada.  AECL and the Government of Canada unilaterally announced in fiscal 2008 their intention to discontinue the development work on the MAPLE Facilities.  At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU reactor, and would pursue a license extension of the NRU reactor operations past the expiry date, at the time, of October 31, 2011.  On July 8, 2008, Nordion served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages.  In the lawsuit, Nordion is claiming $1.6 billion (C$1.6 billion) in damages from AECL and the Government of Canada. Nordion’s emphasis has been on arbitration proceedings which continue broadly along the planned schedule. The final arbitration hearings were completed in May 2012. The arbitration tribunal has indicated it will be meeting in late June 2012 and will provide guidance at that time regarding a date for a final decision.  The Company anticipates providing an update as further information becomes available. Under the arbitration provisions, the parties have limited appeal rights as to matters of law. In addition to the legal proceedings initiated by Nordion against AECL and the Government of Canada, the Company is currently exploring supply alternatives to mitigate the lack of supply from AECL, for both the long-term supply of reactor-based medical isotopes and isotopes produced by other modalities. The Company has also urged the Government of Canada and AECL to consult with international experts and obtain their assistance toward activating the MAPLE Facilities project.